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                    May 5, 2020

       Joseph Moscato
       Chief Executive Officer
       NuGenerex Immuno-Oncology, Inc.
       10102 USA Today Way
       Miramar, FL 33025

                                                        Re: NuGenerex
Immuno-Oncology, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed March 12,
2020
                                                            File No. 000-56153

       Dear Mr. Moscato:

               We issued comments to you on the above captioned filing on April 8, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 19, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at
(202) 551-6262 with
       any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences
       cc:                                              Jeffrey Wofford, Esq.